June 9, 2023

VIA EDGAR

Re:	UBS Group AG

Registration Statement on Form F-4

File No. 333-271453

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Group AG (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form F-4 (File No. 333-271453), as amended (the “Registration Statement”), to 4:30 p.m. Eastern Time on June 9, 2023 or as soon as practicable thereafter.

The Company hereby authorizes Marc O. Williams of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Mr. Williams at (212) 450 6145 or marc.williams@davispolk.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Williams when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, UBS GROUP AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

cc:	Sergio P. Ermotti, Group Chief Executive Officer

Marc O. Williams, Davis Polk & Wardwell LLP

John B. Meade, Davis Polk & Wardwell LLP

Evan Rosen, Davis Polk & Wardwell LLP